

Vast Renewables Limited

ACN 136 258 574

Notice of Annual General Meeting and Explanatory Memorandum

Date of Meeting

Wednesday, 27 November 2024 (AEDT)

Time of Meeting

7:30am (AEDT)

Place of Meeting

Virtual Online Platform:

www.microsoft.com/microsoft-teams/join-a-meeting

Meeting ID: 443 838 466 565

Passcode: n3p6kG

Vast will publish a virtual meeting guide on the Company's website prior to the Meeting outlining how Shareholders will be able to participate in the Meeting virtually.

A Proxy Form is enclosed or have otherwise been provided to you (as applicable).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The Company encourages Shareholders to vote by completing and returning the enclosed Proxy Form in accordance with the instructions on the Proxy Form by no later than 7.30am (AEDT) on Monday, 25 November 2024).

Vast Renewables Limited
ACN 136 258 574

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Vast Renewables Limited (ACN 136 258 574) will be held as a virtual meeting via a virtual online platform on Wednesday, 27 November 2024 (AEDT) for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

Shareholders will be able to participate in the Meeting, including being able to ask questions at the end of the Meeting and vote. The Company will publish a virtual meeting guide on the Company's website prior to the Meeting outlining how Shareholders will be able to participate in the Meeting virtually.

Shareholders can view and download the Notice from the Company's website at https://www.vast.energy/ (as well as an electronic copy of the Company's 2024 Annual Report (on Form 20-F) from https://investors.vast.energy/financials/sec-filings/default.aspx).

In addition to the formal items of business set out in this Notice, Peter Botten (Chairman of Vast) and Craig Wood (Director and Chief Executive Officer of Vast) will each give an opening address and provide a business update to Shareholders at the beginning of the meeting.

AGENDA

Receipt of Financial Statements and Reports

To receive and consider the annual financial statements of the Company together with the Directors' report and the Auditor's report for the Company's financial year ended 30 June 2024.

> *Note: There is no requirement for Shareholders to approve the financial statements or reports. As such, no resolution is required for this item of business.*

Resolution 1: Re-election of Director – Craig Wood

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That Craig Wood, who ceases to hold office in accordance with Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director."

Resolution 2: Re-election of Director – Colin Richardson

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That Colin Richardson, who ceases to hold office in accordance Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director."

Resolution 3: Re-election of Director – William Restrepo

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That William Restrepo, who ceases to hold office in accordance with Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director."

OTHER BUSINESS

> **To transact such other business as may be properly presented at the Meeting.**

Details of the definitions and abbreviations used in this Notice are set out in the Glossary to the Explanatory Memorandum.

By order of the Board



Alec Waugh
General Counsel & Company Secretary

Dated: 6 November 2024

Virtual Meeting

Given the diverse spread of Shareholders, the Company has determined that the Meeting may be accessed virtually. Please refer to the information below on how Shareholders can participate in the Meeting.

Who is entitled to vote at the Meeting?

The Board has determined that a Shareholder's entitlement to vote at the Meeting will be the entitlement of that person set out in the register of Shareholders as at the Record Date.

If you are a Shareholder at the Record Date, you may vote your Shares at the Meeting.

Each Shareholder has one vote for each Share held at the Record Date.

Attending and participating virtually

All Shareholders are invited to attend the Meeting.

To log in, Shareholders will need the control number provided on their Proxy Form. If you are not a Shareholder or do not have a control number, you may still access the Meeting as a guest, but you will not be able to submit questions or vote at the Meeting.

The Meeting will begin promptly at 7:30am on Wednesday, 27 November 2024 (AEDT). The Company encourages you to access the Meeting prior to the start time. Online access will open at 7:15am on Wednesday, 27 November 2024 (AEDT) and you should allow ample time to log in to the Meeting webcast and test your computer audio system. We recommend that you carefully review the procedures needed to gain admission in advance.

A recording of the Meeting will be available at https://www.vast.energy/ for 90 days after the Meeting.

Only Shareholders or their proxies will be able to vote, and ask questions at the end of the Meeting. You are strongly encouraged to submit questions to the Company prior to the Meeting (see instructions below).

How do I vote my Shares?

If you are a Shareholder, there are three ways you can vote at the Meeting:

(1) by completing, signing and returning the Proxy Form in accordance with the instructions on the Proxy Form;

(2) online in accordance with the instructions on the Proxy Form; or

(3) virtually at the Meeting by following the instructions set out in the virtual meeting guide to be published on the Company's website prior to the Meeting.

Valid proxies must be received by no later than **7:30am** on **Monday, 25 November 2024 (AEDT)**.

Voting by proxy

· A Shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the Meeting.

· The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes).

· A proxy need not be a Shareholder.

· The proxy can be either an individual or a body corporate.

· If a proxy is not directed how to vote on an item of business, the proxy may generally vote, or abstain from voting, as they think fit.

· Should any resolution, other than those specified in this Notice, be proposed at the Meeting, a proxy may vote on that resolution as they think fit.

· If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the Shareholder's behalf on the poll and the Shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

· Shareholders who return their Proxy Forms with a direction how to vote, but who do not nominate the identity of their proxy, will be taken to have appointed the Chair of the Meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the Meeting, the Chair of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chair of the Meeting, the secretary or any Director that do not contain a direction how to vote will be used, where possible, to support each of the Resolutions proposed in this Notice, provided they are entitled to cast votes as a proxy under the voting exclusion rules which apply to some of the proposed Resolutions.

· To be effective, proxies must be received by no later than **9.00am** on **Monday, 25 November 2024 (AEDT)**. Proxies received after this time will be invalid.

Voting by a corporate Shareholder

A Shareholder that is a corporation may appoint an individual to act as its duly authorised representative and vote at the Meeting in accordance with the above instructions. A corporate Shareholder wishing to act by a duly authorised representative must have identified that person to the Company by writing in accordance with Rule 9.11 of the Constitution by **7:30am** on **Wednesday, 27**

November 2024 (AEDT).

Undirected proxies

The Chair intends to vote any undirected proxies in favour of all Resolutions.

Questions at the Meeting

Only Shareholders as of the Record Date who attend and participate in the Meeting will have an opportunity to submit questions at the end of the Meeting. The Company also encourages Shareholders to submit questions in advance of the Meeting in accordance with the instructions below.

During the Meeting, the Company will spend up to 15 minutes answering Shareholder questions at the end of the Meeting that comply with the Meeting rules of procedure. To ensure the orderly conduct of the Meeting, we encourage you to submit questions in advance of the Meeting. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition. Shareholders must have their control number provided on their Proxy Form available to ask questions during the Meeting.

Submission of written questions to the Company or the Auditor in advance of the Meeting

Shareholders may submit a written question to the Company in advance of the Meeting by going to **general.counsel@vast.energy** and logging in with your control number.

The Company asks that all pre-Meeting questions be received by the Company no later than one week before the date of the AGM, being **7:30am** on **Wednesday, 20 November 2024 (AEDT)**.

The Auditor will also be available to answer any questions from Shareholders at the Meeting.

What if I have technical difficulties or trouble accessing the virtual Meeting?

The Company will have technicians ready to assist you with any technical difficulties you may have accessing the Meeting. If you encounter any difficulties accessing the Meeting during check-in or during the Meeting, please call the technical support number that will be posted on the Meeting login page: **general.counsel@vast.energy**

Enquiries

Shareholders may email **general.counsel@vast.energy** if they have any queries in respect of the matters set out in these documents.

Vast Renewables Limited
ACN 136 258 574

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

Certain abbreviations and other defined terms are used throughout this Explanatory Memorandum. Defined terms are generally identifiable by the use of an upper case first letter. Details of the definitions and abbreviations are set out in the Glossary to the Explanatory Memorandum.

Financial Statements and Reports

The Company's audited financial statements and the reports for the financial year ended 30 June 2024 are contained in the Company's 2024 Annual Report (on Form 20-F) which is available on the Company's website at: https://investors.vast.energy/financials/sec-filings/default.aspx.

The Corporations Act does not require a vote of shareholders on the reports or statements. However, shareholders are given opportunity to raise questions or comments in relation to the management of the Company at an annual general meeting.

Shareholders may submit written questions to the Auditor prior to the Meeting provided that the questions relate to the context of the report of the Auditor or the conduct of the audit. Shareholders can submit their questions to the Auditor in advance of the Meeting at general.counsel@vast.energy. To be considered in advance of the Meeting, written questions must be received no later than five business days prior to the Meeting.

Any Shareholder who would like to receive a hard copy of the 2024 Annual Report (on Form 20-F) should contact general.counsel@vast.energy (by Monday, 18 November 2024 (AEDT)).

1 Background to Resolutions 1 – 3 - Re-election of Directors

Rule 10.2 of the Constitution provides that the Directors shall be divided into three classes designated as Class I, Class II, and Class III, respectively. At the first annual general meeting of the Company, the initial term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the second annual meeting, the initial term of term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the third annual meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years.

It was resolved that the following Directors would be designated as Class I directors:

	Craig Wood
Class I	Colin Richardson
	William Restrepo

The initial term of the Class I Directors will expire and, being eligible to seek re-election, they each seek to be re-elected as Directors.

2 Resolution 1 – Re-election of Director – Craig Wood

Craig Wood is the CEO of the Company and was designated as a Class I Director. In accordance with Rule 10.2 of the Constitution, Craig Wood, ceases to hold office as a Director by way of rotation and, being eligible, offers himself for re-election as a Director.

Rule 10.2 of the Constitution applies to Craig Wood in his capacity as a Director, notwithstanding his position as CEO. For the avoidance of doubt, Mr Wood will retain his position as CEO of the Company regardless of whether he is re-elected as a Director.

Qualifications

Craig Wood joined Vast in September 2015, after having worked at a leading Australian private equity firm Archer Capital from May 2004 to August 2012 as an Investment Director before joining portfolio company Brownes Dairy in September 2012 as CFO and then Interim CEO until March 2015. Mr Wood began his career in energy in Lehman Brothers' New York Power and Utilities Group from September 2002 until February 2004 and, prior to that as an engineer in the oil and gas industry from November 1998 to September 1999.

Mr Wood graduated with BEng (Mechanical Hons) and BSc (IT) degrees from the University of Western Australia in 1998, a MA from Oxford University in 2001 where he studied as a Rhodes Scholar, and a MSc (Finance) from London Business School in 2002.

Independence

Craig Wood is not considered to be an independent Director due to his executive role with the Company.

Board recommendation

Based on Craig Wood's relevant experience and qualifications, the Board (with Craig Wood abstaining), unanimously supports his re-election as a Director of the Company and recommends that Shareholders vote in favour of Resolution 1.

3   Resolution 2 – Re-election of Director – Colin Richardson

Colin Richardson was designated as a Class I Director. In accordance with Rule 10.2 of the Constitution, Colin Richardson, ceases to hold office by way of rotation and, being eligible, offers himself for re-election as a Director.

Qualifications

Colin Richardson is a Managing Director at MA Financial Australia. Mr Richardson has over three decades of investment banking experience advising clients on mergers and acquisitions and strategic advisory transactions across a variety of industries. Mr Richardson was previously a Managing Director at Rothschild, a Managing Director and Head of M&A for Australia and New Zealand at Citigroup and a Managing Director in M&A at Deutsche Bank. Prior to joining Deutsche Bank, Mr Richardson worked at SG Hambros, formerly known as Hambros Bank, in Australia and London. He served on the Board of Hockey NSW for three years, followed by three years on the Board of Hockey Australia. He was also the inaugural Chair of Hockey 1, which is Australia's premier domestic hockey competition. Currently, Mr Richardson serves as Managing Director at MA Financial Group and Chairman of MA Money, a residential mortgage origination company within the MA Financial Group. Mr Richardson sits on various investment committees for funds managed by MA Financial Group.

Mr Richardson also holds positions on the boards of various Twynam Group Companies. Mr Richardson holds a B.A. from Hull University.

Independence

Colin Richardson is not considered to be an independent Director due to his nomination as a Director by AgCentral Energy Pty Ltd, who is a majority Shareholder of the Company.

Board recommendation

Based on Colin Richardson's relevant experience and qualifications, the Board (with Colin Richardson abstaining), unanimously supports his re-election as a Director of the Company and recommends that Shareholders vote in favour of Resolution 2.

4   Resolution 3 – Re-election of Director – William Restrepo

William Restrepo was designated as a Class I Director. In accordance with Rule 10.2 of the Constitution, William Restrepo, ceases to hold office by way of rotation and, being eligible, offers himself for re-election as a Director.

Qualifications

William Restrepo was NETC's Chief Financial Officer. Mr Restrepo has served as Chief Financial Officer of Nabors Energy Transition Corp. II since April 2023. He has served as Chief Financial Officer of Nabors since March 2014. Mr Restrepo previously served as Chief Financial Officer at Pacific Drilling S.A. from February 2011 to February 2014. He also previously served as Chief Financial Officer at Seitel from 2005 to 2009, and at Smith from 2009 to 2010 until its merger with Schlumberger Limited. Prior to that, from 1985 to 2005, Mr Restrepo served in various senior strategic, financial and operational positions for Schlumberger Limited, including operational responsibility for all product lines in the Continental Europe and Arabian Gulf markets, as well as senior financial executive roles in Corporate Treasury and worldwide controller positions with international posts in Europe, South America and Asia. From 2018 to 2021, Mr Restrepo served on the board of Reelwell AS, a Norwegian-based provider of advanced drilling technology. He served on the board of SANAD (Nabors' joint venture with Saudi Aramco) from 2017 to 2020, and previously served on the boards of directors of C&J Energy Services Ltd. from 2015 to 2017, Probe Technology Services from 2008 to 2016, and Platinum Energy Solutions, Inc. from 2012 to 2013.

Mr Restrepo holds a B.A. in Economics and an M.B.A, both from Cornell University, as well as a B.S. in Civil Engineering from the University of Miami.

Independence

William Restrepo is not considered to be an independent Director due to his nomination as a Director by, and affiliation with, Nabors Industries Limited and/or its affiliates (who are shareholders in the Company).

Board recommendation

Based on William Restrepo's relevant experience and qualifications, the Board (with William Restrepo abstaining), supports his re-election as a Director of the Company and recommends that Shareholders vote in favour of Resolution 3.

GLOSSARY

AEDT means Australian Eastern Daylight Time.

Auditor means PricewaterhouseCoopers.

Board means the Directors.

Chair means the chair of the Directors from time to time.

Company or **Vast** means Vast Renewables Limited ACN 136 258 574.

Constitution means the Company's constitution, as amended from time to time.

Corporations Act means *Corporations Act 2001* (Cth).

Directors means the directors of the Company.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice.

Meeting means the annual general meeting of the Company convened by the Notice.

Notice means this Notice of Annual General Meeting.

Proxy Form means the proxy form accompanying the Notice.

Record Date means 9.00am on Friday, 15 November 2024 (AEDT).

Resolution means a resolution contained in the Notice.

Shareholder means a holder of Shares from time to time.

Share means a fully paid ordinary share in the capital of the Company.

PROXY FORM